UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Steel Partners Holdings LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

85814R107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(*)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85814R107

1.	NAMES OF REPORTING PERSONS Benchmark Plus Management, LLC (“BPM”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.

SOLE VOTING POWER

As of December 31, 2012, 2,302,653 Common Units of which 1,946,105 were directly owned by Benchmark Plus Institutional Partners, LLC (“BPI”) and 356,548 were directly owned by Benchmark Plus Long Short Partners, LP (“BPLS”). As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. BPM, the investment advisor and managing member of BPI and BPLS, may be deemed to have sole power to vote these Common Units.

6.

SHARED VOTING POWER

As of December 31, 2012, 2,302,653 Common Units of which 1,946,105 were directly owned by BPI and 356,548 were directly owned by BPLS. As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. BPM, the investment advisor and managing member of BPI and BPLS, may be deemed to have sole power to vote these Common Units.

7.

SOLE DISPOSITIVE POWER

As of December 31, 2012, 2,302,653 Common Units of which 1,946,105 were directly owned by BPI and 356,548 were directly owned by BPLS. As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. BPM, the investment advisor and managing member of BPI and BPLS, may be deemed to have sole power to dispose of these Common Units.

8.

SHARED DISPOSITIVE POWER

As of December 31, 2012, 2,302,653 Common Units of which 1,946,105 were directly owned by BPI and 356,548 were directly owned by BPLS. As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. BPM, the investment advisor and managing member of BPI and BPLS, may be deemed to have sole power to dispose of these Common Units.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,653 as of 12/31/12. 472,494 as of the date of filing of this Schedule 13G
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 31, 2012: 7.48%. 1.7% as of the date of filing of this Schedule 13G
12.	TYPE OF REPORTING PERSON (See instructions) IA

CUSIP NO. 85814R107

1.	NAMES OF REPORTING PERSONS Benchmark Plus Institutional Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.

SOLE VOTING POWER

As of December 31, 2012, 2,302,653 Common Units, which were directly owned by Benchmark Plus Institutional Partners, LLC (“BPI”). As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. Benchmark Plus Management, LLC (“BPM”), the managing member of BPI, may be deemed to have sole power to vote these Common Units.

6.

SHARED VOTING POWER

As of December 31, 2012, 2,302,653 Common Units, which were directly owned by BPI. As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. BPM, the managing member of BPI, may be deemed to have sole power to vote these Common Units.

7.

SOLE DISPOSITIVE POWER

As of December 31, 2012, 2,302,653 Common Units, which were directly owned by BPI. As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. BPM, the managing member of BPI, may be deemed to have sole power to dispose of these Common Units.

8.

SHARED DISPOSITIVE POWER

As of December 31, 2012, 2,302,653 Common Units, which were directly owned by BPI. As of the date of filing of this Schedule 13G, BPM beneficially owned 472,494 Common Units, of which 398,196 were directly owned by BPI and 74,298 were directly owned by BPLS. BPM, the managing member of BPI, may be deemed to have sole power to dispose of these Common Units.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,196
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐ Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 31, 2012: 6.32%. 1.43% as of the date of filing of this Schedule 13G
12.	TYPE OF REPORTING PERSON (See instructions) PN

Item 1(a). Name of Issuer:

Steel Partners Holdings L.P. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

590 Madison Ave, 32nd Floor

New York, NY 10022

Item 2(a). Name of Person Filing:

The filers of this Schedule 13G report are Benchmark Plus Management, LLC (“BPM”) and Benchmark Plus Institutional Partners, L.L.C. (“BPI”) and are collectively referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of the Reporting Persons is:

820 A Street, Suite 700

Tacoma, WA 98402

Item 2(c). Citizenship:

Not Applicable

Item 2(d). Title of Class of Securities:

Common Units, no par value (“Common Units”)

Item 2(e). CUSIP Number:

85814R107

Item 3. If This Statement is Filed Pursuant to §240 13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

Item 4. Ownership

BPI owned 1,946,105 Common Units, and BPLS owned 346,548 Common Units as of December 31, 2012. BPM is the manager of and investment advisor to BPI and BPLS. As of the date of filing of this Schedule 13G, BPI owned 398,196 Common Units and BPLS owned 74,298 Common Units. As of December 31, 2012, BPM may be deemed to have owned beneficially 2,302,653 Common Units, which represented 7.48% of the Issuer’s Common Units as reported in the Issuer’s then most recently filed quarterly report or Form 10-Q. As of the date of filing of this Schedule 13G, BPM may be deemed to own 472,494 Common Units, which represents 1.7% of the Issuer’s Common Units as reported in the Issuer’s Schedule TO dated April 29, 2014 as filed with the Securities and Exchange Commission.

BPM does not directly receive dividends or proceeds of sale from Common Units owned by BPI and BPLS. BPM and other members or partners of BPI or BPLS may under certain circumstances under the respective constituent agreements of BPI and BPLS be deemed to have the right to receive their respective proportionate shares of distributions and proceeds of the sale from Common Units owned by BPI or BPLS, as the case may be. BPM disclaims beneficial ownership of Common Units owed by BPI or BPLS, except to the extent of any actual pecuniary interest of BPM.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

BPM is the manager of and investment advisor to BPI and BPLS. As of December 31, 2012, BPI owned 1,946,105 Common Units, and BPLS owned 346,548 Common Units. BPM does not directly receive distributions or proceeds of sale from Common Units owned by BPI or BPLS. As of the date of filing of this Schedule 13G, BPI owns 398,196 Common Units and BPLS owns 74,298 Common Units. BPM and other members or partners of BPI or BPLS may under certain circumstances under the respective constituent agreements of BPI and BPLS be deemed to have the right to receive their respective proportionate shares of dividends and proceeds of sale for Common Units owned by BPI or BPLS, as the case may be. BPM disclaims beneficial ownership of Common Units held by BPI or BPLS except to the extent of any actual pecuniary interest of BPM.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2014

Benchmark Plus Management, LLC

By:	/s/ Robert Ferguson
Name:	Robert Ferguson
Title:	Manager

Benchmark Plus Institutional Partners, LLC

By: Benchmark Plus Management, LLC, its managing member

	By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

Exhibit A

JOINT FILING AGREEMENT FOR SCHEDULE 13G WITH RESPECT TO

STEEL PARTNER HOLDINGS L.P. COMMON UNITS

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: May 6, 2014

Benchmark Plus Management, LLC

By:	/s/ Robert Ferguson
Name:	Robert Ferguson
Title:	Manager

Benchmark Plus Institutional Partners, LLC

By: Benchmark Plus Management, LLC, its managing member

	By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager